Exhibit 4.3

For the quarter ended
May 31

2009

Management Discussion & Analysis

BREAKING THE
GIGABIT BARRIER
DRAGONWAVE
HORIZON DUO
TAKING WIRELESS TO NEW HEIGHTS

DragonWave Inc.

July 14, 2009

DragonWave Inc.

Management’s Discussion and Analysis

For the three months ended May 31, 2009

The following provides management’s discussion and analysis (“MD&A”) of DragonWave Inc.’s unaudited interim consolidated results of operations and financial condition for the three months ended May 31, 2009.  This discussion should be read in conjunction with the Company’s unaudited consolidated interim financial statements for the three months ended May 31, 2009. For additional information and details, readers are referred to the audited annual consolidated financial statements and MD&A for fiscal 2009 and the Company’s Annual Information Form (AIF), all of which are published separately and are available at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars.  The information contained herein is dated as of July 14, 2009 and is current to that date, unless otherwise stated.  The Company’s fiscal year commences March 1 of each year and ends on the last day of February of the following year.

In this document, “we”, “us”, “our”, “Company” and “DragonWave” all refer to DragonWave Inc. collectively with its subsidiaries, DRAGONWAVE CORP & 4472314 Canada Inc. The content of this MD&A has been approved by the Board of Directors, on the recommendation of its Audit Committee.

Forward-Looking Statements

Certain statements included in this management’s discussion and analysis constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intent” and similar expressions to the extent they relate to the Company or its management.  The Company’s actual results are subject to a number of risks and uncertainties that could cause the actual results or events to differ materially from those indicated in the forward-looking statements.  To develop a better understanding of the business risk factors that could cause the actual results of DragonWave to differ materially from expectations either expressed or implied please refer to the Company’s Annual Information Form (“AIF”), a copy of which is available on SEDAR at www.sedar.com.

	Three Months	Three Months
	Ended May 31,	Ended May 31,
	2009	2008

REVENUE	15,950	10,725
Cost of sales	10,440	6,344
Gross profit	5,510	4,381

EXPENSES
Research and development	3,024	3,131
Selling and marketing	2,539	2,624
General and administrative	1,231	1,130
Investment tax credits	(60)	(50)
Restructuring Charges	—	—
	6,734	6,835
Loss from Operations	(1,224)	(2,454)

Interest income (expense), net	27	245
Foreign exchange gain (loss)	(1,686)	268
Net loss	(2,883)	(1,941)
Income taxes	—	—
Net and Comprehensive Loss	(2,883)	(1,941)

Basic and fully diluted loss per share	(0.10)	(0.07)
Basic and diluted weighted average number of Shares outstanding	28,569,238	28,480,522

	As at	As at
	May 31,	February 28,
	2009	2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	21,975	8,504
Short Term Investments	—	14,994
Total Assets	49,818	51,828
Line of credit	586	641
Total liabilities	9,153	8,533
Total shareholder’s equity (deficiency)	40,665	43,295

Overview

DragonWave Inc. is a foremost industry innovator who designs, develops and manufactures carrier-grade microwave equipment offering high capacity broadband wireless systems for network operators and service providers worldwide.  The Company delivers native Ethernet wireless point-to-point backhaul networks for the transport of voice, video and data.

Early in the first quarter of fiscal 2010 DragonWave made an announcement relating to the significant increase in order activity attributed to an existing Customer in North America.  Further, the Company released a business update in May of 2009 which articulated the expectation that this would be a “break out” year for DragonWave as a result of the expected growth in sales during the year.  The first quarter was shaped by this surge, with a record quarterly revenue of $16.0 Million representing a growth of 49% year over year.  Underpinning this increase was a significant effort by the operations team to successfully adjust the output levels by working with our suppliers to respond to the changing demand.   Margin remained at 34.5%, consistent with the quarterly margin realized in the fourth quarter of fiscal 2009.  The Company continues to execute the cost reduction strategies which will enable DragonWave to track back toward higher margins as the year progresses.  The loss from operations narrowed to $1.2 million, down from $2.5 million in the previous year.  The Company’s net loss increased from $1.2 million to $2.9 million as a result of a foreign exchange expense of $1.7 million which resulted primarily from the translation of DragonWave’s cash and accounts receivable balances.

DragonWave’s growth strategy continues to have the dual focus of satisfying the growing demands from existing customers, coupled with the drive to acquire new carriers and distributors around the world.  In the first quarter the Company shipped product to 11 new customers increasing the customer base to more than 260 customers in 57 countries.  In the continued bid to offer comprehensive solutions to its customer base, DragonWave announced that it had qualified for the Cisco Technology Developer Program which connects Cisco with third-party developers of hardware and software to deliver tested interoperable solutions to joint customers.  DragonWave also announced that its  cost effective horizon compact solution was selected for Connecteo’s network throughout Western Africa.

DragonWave’s continues to focus on improving its margins by reducing the cost of its products.  The strategy to achieve that comes from an outsourcing strategy that will see DragonWave’s products being sourced increasingly from low cost manufacturing locations in the Far East.  Further, certain time intensive manufacturing functions will migrate to contract manufacturers better able to scale output for high volumes.  In addition to the cost benefits anticipated from changing the sources of supply, and the location of manufacturing, DragonWave is anticipating that high volume orders will enable the company to achieve price discounts for many of its raw materials.

Revenue and Expenses

The Company distributes its products and services through a combination of direct and indirect sales channels.  In the service provider market, the Company’s direct sales efforts target customers worldwide implementing or planning networks, and include marketing to prospective customers where spectrum is being sold in anticipation of a network build.  The sales cycle to this class of customer typically involves a trial (or trials), and generally requires nine to twelve months from first contact before orders are received.  Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply arrangement.  The Company addresses the remainder of the market through a network of distributors, Value Added Resellers (“VARs”) and Original Equipment Manufacturers  (“OEMs”), leveraging the market specific expertise of these channel partners.

The Company evaluates revenue performance over three main geographic regions.  These regions are North America; Europe, the Middle East and Africa (EMEA); and Rest of World (ROW).  The following table sets out the portion of new customers and existing customers DragonWave shipped to in the first quarter of fiscal year 2010.

The chart above demonstrates the continued push to expand the Company’s international reach.  In order to achieve the globalization objective, DragonWave continues to hire new sales and customer support representatives, and invest in certifications and product variants that enable DragonWave’s products to be marketable across a spectrum of regions.

The Company’s manufacturing strategy continues to centre on the utilization of outsourced manufacturing to meet the increasing demand for the Company’s products worldwide.  As such, a large component of the Company’s cost of sales is the cost of product purchased from outsourced manufacturers.  In addition to the cost of product payable to outsourced manufacturers, the Company incurs expenses associated with final configuration, testing, logistics and warranty activities.  Final test and assembly for the links sold by the Company is carried out on DragonWave’s premises. The Company primarily uses the services of two outsourced manufacturers.   One of those manufacturers is BreconRidge Corporation. BreconRidge is a related party because one of its directors, Terence Matthews, holds a significant equity position in both the Company and BreconRidge. Management believes that the commercial terms of the Company’s arrangement with BreconRidge reflect fair market terms and payment provisions.

Research and development costs relate mainly to the compensation of the Company’s engineering group and the material consumption associated with prototyping activities.

Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities, and customer support services.

General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

Occupancy and information systems costs are related to the Company’s leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in the Company’s business.  The Company’s facilities are leased from a related party that is controlled by a director and shareholder of the Company.  Management believes the terms of the lease reflect fair market terms and payment provisions.

As a consequence of being a publicly traded company the federal portion of Investment Tax Credits (ITCs) earned by the Company are no longer refundable but are still available to the Company to reduce future cash taxes payable.  There remains a refundable provincial investment tax credit available to the Company.

The Company conducts the majority of its business transactions in two currencies, U.S. dollars and Canadian dollars.  Most of the Company’s sales and cost of sales are denominated in U.S. dollars.  Since the Company’s headquarters are located in Canada, the majority of the Company’s operating expenses (including salaries and operating costs but excluding cost of sales) are denominated in Canadian dollars.  The majority of the proceeds from the initial public offering and follow on offering were received by the Company in Canadian dollars.   This supply of Canadian currency significantly reduces the requirement for DragonWave to purchase Canadian dollars to pay Canadian based expenses.  The expense or gain on the P&L is driven largely by the requirement to translate U.S. based cash deposits and accounts receivable into Canadian dollars.

Comparison of the three months ended May 31, 2009 and May 31, 2008

Revenue

Three Months Ended
May 31	May 31
2009	2008
$	$

15,950	10,725

Revenue increased by 49% or $5.2 million for the first quarter of fiscal 2010 compared with the same period in the previous year.

Changes to Revenue: Q1 FY2010 vs Q1 FY2009

Existing Customers: Regional Carriers and Internet Service Providers, primarily in NA	4.4
Existing Customers: Distributors and VARS globally	0.9
New Customers (Middle East, Europe, Turkey)	0.2
External Engineering Services Contracts	(0.3)
5.2

The table below shows the first quarter regional revenue breakdown.  The impact of the growth in demand from an existing carrier in North America is evident in the 60% increase in North America.  The 26% growth in EMEA, was driven by regional carrier demand primarily in Pakistan.

	Three months ended
	May 31, 2009		May 31, 2008
	$	%	$	%

North America	12,852	80%	8,059	75%
Europe, Middle East and Africa	3,027	19%	2,416	23%
ROW	71	1%	250	2%
	15,950	100%	10,725	100%

Gross Margin

Three Months Ended
May 31	May 31
2009	2008
$	$

10,440	6,344
34.5%	40.8%

DragonWave’s gross margin remains at a level consistent with both the third and fourth quarter of FY2009 (Q3 FY09; 34.6% and Q4 FY09; 34.7% - before the AirPair provision).  The factors which continue to have an impact on the Company’s gross margin centre on pricing pressures and product mix factors which the Company experienced through this period.  Relative to the first quarter of fiscal 2009, these factors combined to reduce margin by approximately 6%.    DragonWave is in the process of securing a supply of raw materials which will assist the Company in reducing its material costs, in part as a result of the higher volumes being ordered, and in part because of a change in the sources of supply.  In addition, through fiscal 2010, DragonWave will be migrating labour intensive final test and assembly processes to the contract manufacturers, which are expected to help reduce the variable overhead and labour costs for the organization.

Research and Development

Three Months Ended
May 31	May 31
2009	2008
$	$

3,024	3,131

Research and development (“R&D”) expenses decreased by $0.1 million for the three months ended May 31, 2009 when compared with the same period in the prior fiscal year.

The restructuring actions which were announced on the first day of the fourth quarter fiscal year 2009 had the effect of reducing the number of R&D resources.  As a result, lower compensation related charges, and costs associated with external contractors were primary contributors to the lower spending. (Positive variance: $0.2 million).  In addition, lower project spending on software when compared to the first quarter of fiscal 2009 was also partly responsible for the improvement. (Positive variance: $0.2 million).  Offsetting these savings were the decreased recoveries generated from external contract billings in comparison to the first period of fiscal 2009.  When revenue is recognized on these contracts the associated costs are removed from R&D and recognized in cost of goods sold. (Negative variance: $0.3 million).

Selling & Marketing

Three Months Ended
May 31	May 31
2009	2008
$	$

2,539	2,624

Sales and Marketing expenses decreased slightly in the first quarter of fiscal 2010 relative to the same period in the previous year.

Higher variable compensation costs which contributed to increased spending quarter over quarter ($0.2 million) were offset by travel related reductions and sales promotion activity decreases.  Travel and other sales spending decisions have been closely monitored and alternatives to travel, for example, have been encouraged as part of the on-going efforts to control spending.

General & Administrative

Three Months Ended
May 31	May 31
2009	2008
$	$

1,231	1,130

General and administrative expenses increased by $0.1 million for the three months ended May 31, 2009 when compared to the same period in the previous year.

The $0.1 million increase in spending can be attributed to higher compensation costs quarter over quarter.  Two factors contributed to this growth; an increase in the resources required to administer the “new product” introduction  process as well as supply chain management functions in addition to variable compensation spending.

Investment Tax Credits

Three Months Ended
May 31	May 31
2009	2008
$	$

(60)	(50)

DragonWave continues to accrue an amount related to the refundable portion of the investment tax credits available in the province of Ontario.  There has been no significant change in the value accrued in the first quarter of fiscal 2010 over the amount accrued in the same quarter in the previous fiscal year.

Interest Income (Net)

	Three Months Ended
	May 31	May 31
	2009	2008
	$	$

Interest Income	34	254
Interest Expense	-7	-9
	26	245

Interest income is calculated on the Company’s guaranteed short term investment.  The Company values the investment at market value.  Interest expense is paid on the Company’s line of credit.

The decreased principal as well as the decrease in the prime lending rate has resulted in lower interest income values in the first quarter, when compared to the same periods in the previous year.  The line of credit balance in its native currency has remained unchanged for the last five fiscal quarters, which resulted in no significant variance in interest expense.

Foreign Exchange Gain (Loss)

Three Months Ended
May 31	May 31
2009	2008
$	$

(1,686)	268

The foreign exchange loss recognized in the first quarter of fiscal 2010 resulted from the increasing strength of the Canadian dollar relative to the U.S. dollar over the three month period.  The loss is created when U.S. denominated monetary assets are translated into Canadian dollars at the balance sheet date.

Liquidity and Capital Resources

As at May 31, 2009, the Company had a credit line in place with a major U.S.-based bank which allows borrowing to support working capital requirements of up to $10.0 million USD and capital expenditure requirements of up to $3 million USD.

The table below outlines selected balance sheet accounts and key ratios:

	As at	As at
	May 31, 2009	February 28, 2009
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	21,975	8,504
Short Term Investments	—	14,994
Working Capital	37,700	40,619
Long Term Assets	2,965	2,676
Long Term Liabilities	—	—
Working Capital Ratio	5.1 : 1	5.8 : 1
Days Sales Outstanding in accounts receivable	59 days	76 days
Inventory Turnover	4.1 times	2.3 times

Cash

As at May 31, 2009 the Company had $22.0 million in cash and cash equivalents representing a $1.5 million decrease from February 28, 2009.  The cash outflow in Q1 FY10 was due to a number of factors.  The net loss of ($2.3) million (adjusted for non-cash items) was the largest usage of cash, followed by the acquisition of property and equipment ($0.6M).  Offsetting these cash draws were changes in the non-cash working capital items ($1.4 million), driven by the reduction in inventory levels.

Working Capital

February 28,
2009 to May 31,
2009
Changes in working capital
Cash and cash equivalents and Short Term Investments	(1,523.0)
Accounts Receivable	735.0
Other receivables	(80.0)
Inventory	(1,705.0)
Prepaid Expenses	274.0
Line of Credit	55.0
Accounts Payable and accrued liabilities	(1,004.0)
Deferred Revenue	329.0

Net Change in Working Capital	(2,919.0)

Working capital is calculated as the difference between the Company’s current assets and current liabilities. The Company’s working capital balance decreased $2.9 million between February 28, 2009 and May 31, 2009. The decrease in cash and cash equivalents had a significant impact, as did the decrease in inventory balances.  Growth in the Accounts Receivable balance was offset by the growth in accounts payable and accrued liabilities amounts.

The days sales outstanding in accounts receivable, (DSO), as at May 31, 2009 was 59 days.  This calculation was 17 days lower than the DSO of 76 days at February 28, 2009.  The Company evaluates DSO by determining the number of days of sales in the ending accounts receivable balance with reference to the most recent monthly sales, rather than average yearly or quarterly values.  The favourable DSO performance relates to strong collection efforts and timely receipt of carrier payments.  Inventory turnover for May 31, 2009 was 4.1 times for the period then ended, an improvement to that experienced at February 28, 2009.  Turnover is calculated with reference to the most recent monthly standard cost of goods sold and is based on the period ending inventory balance of production related inventory (net of labour and overhead allocations).  The Company will be continuing to pursue a variety of actions with the objective of continuing to improve turnover.

Cash Inflows and Outflows:

	Quarter ending
	May 31	Aug 31	Nov 30	Feb 28	May 31
	2008	2008	2008	2009	2009

Beginning Cash (incl ST INV)	33,459	31,002	27,697	25,220	23,498

Net Loss	(1,941)	(1,677)	(221)	(2,150)	(2,883)
Changes in Working Capital	(740)	(1,711)	(2,625)	79	1,451
Investing Activities	(323)	(347)	(136)	(117)	(592)
Financing Activities	156	22	59	15	(44)
Non Cash items	391	408	446	451	545

Ending Cash	31,002	27,697	25,220	23,498	21,975

Total Cash Used	(2,457)	(3,305)	(2,477)	(1,722)	(1,523)

DragonWave’s cash utilization has continued to decline over the past five quarters.

Cash Used in Operating Activities

The net loss, excluding non cash items, was $ 2.3 million in the quarter.  This usage of cash was offset by the changes in working capital.   Inventory levels decreased between February 28, 2009 and May 31, 2009 and new inventory purchased within quarter has not yet been paid for.

Purchase of Capital Asset

The Company is currently investing in capital equipment to support engineering programs as well as the capacity requirements associated with the increase in sales demand.  In the quarter spending on capital equipment used $0.6 million in cash resources.

Liquidity and Capital Resource Requirements

Based on the Company’s recent performance, current revenue expectations, and funds raised through the financing activities of the previous year, Management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

CONTROLS AND PROCEDURES

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company.  As such, the Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators rules and forms.  The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of February 28, 2009 and have determined that such disclosure controls and procedures are effective.  There have been no changes noted during the three months ended May 31, 2009.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Inventory

Inventory is valued at the lower of cost and market.  The cost of raw materials is calculated on a standard cost basis, which approximates average cost. Market is determined as net realizable value for finished goods, raw materials and work in progress. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties.  Software is considered to be incidental to the product.  Services range from installation and training to basic consulting.  Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable.  Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.  Additionally, the Company’s business agreements may contain multiple elements.  Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element.  For arrangements involving multiple elements, the Company allocates revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements.  These elements may include one or more of the following:  advanced replacement, extended warranties, training, and installation.  The Company allocates the arrangement fee, in a multiple-element transaction, to the undelivered elements based on the total fair value of those undelivered elements, as indicated by vendor-specific objective evidence.  This portion of the arrangement fee is deferred.  The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.  In some instances, a group of contracts or agreements with the same customer may be so closely related that they are, in effect, part of a single multiple element arrangement, and therefore, the Company would allocate the corresponding revenue among the various components, as described above.

The Company generates revenue through direct sales and sales to distributors.  Revenue on stocking orders sold to distributors is not recognized until the product is delivered to an end user.

Arrangements that include services such as training and installation are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.  When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed.  When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

Revenue associated with extended warranty and advanced replacement is recognized rateably over the life of the contract.

Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized.  Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

Shipping and handling costs borne by the Company are recorded in costs of sales.  Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Research and development

Research costs are expensed as incurred.  Development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.  Government assistance and investment tax credits relating to ongoing research and development costs are recorded as a recovery of the related research and development expenses, and where such assistance is reasonably assured.

Foreign currency translation

The Company’s foreign subsidiary is considered financially and operationally integrated and is translated into Canadian dollars using the temporal method of translation: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in income.

Income taxes

The Company follows the liability method in accounting for income taxes.  Under this method, current income taxes are recognized based on an estimate of the current year.  Future tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The future benefit of losses available to be carried forward, and likely to be realized are measured using the substantively enacted tax rate in effect at the time in which the losses will be utilized. A valuation allowance is recorded when it is more likely than not that the benefit of the future income tax asset will not be realized.

FUTURE ACCOUNTING CHANGES

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be complete by 2011 (Q1 FY2012). The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The International Accounting Standards Board currently has projects underway that should result in new pronouncements that continue to evolve IFRS.

Transition to International Financial Reporting Standards (“IFRS”)

DragonWave will be required to report consolidated year end financial statements under IFRS for the first time on February 28, 2012.  The Company is aware of the magnitude of the effort involved to succeed in such a transition and has begun the process to prepare for this eventuality.

The Company began the conversion plan in Q1 and will continue into Q2 of FY2010 with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: diagnostic, development and implementation.

The first phase includes the identification of significant differences between the current Canadian GAAP  standards and IFRS that are relevant to DragonWave and a review of the alternatives available upon adoption. The Company will perform a diagnostic review and establish the most significant differences for the Company. Canadian GAAP and IFRS differ in the following areas:  revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The second phase includes identification, evaluation and selection of accounting policies necessary for DragonWave to change over to IFRS as well as potential first-time adoption exemptions. During this phase, the Company will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. The Company will begin this phase in Q3-Q4 FY2010.

The implementation phase will integrate all the solutions into the Company’s financial system and processes that are necessary for the Company to convert to IFRS.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

You will find below a selection of the Company’s quarterly un-audited financial results.

	FY 2008			FY 09				FY10
	Aug 31	Nov 30	Feb 29	May 31	Aug 31	Nov 28	Feb 28	May 31
	2007	2007	2008	2008	2008	2008	2009	2009

Revenue	9,885	11,548	10,342	10,725	10,572	10,704	11,333	15,950
Gross Profit	3,611	4,532	4,256	4,381	3,627	3,704	2,939	5518.7
Gross Profit %	37%	39%	41%	41%	34%	35%	26%	35%

Operating Expenses	5,405	5,850	6,475	6,835	6,460	6,483	5,997	6,734
Income from operations	(1,794)	(1,318)	(2,219)	(2,454)	(2,833)	(2,779)	(3,058)	(1,224)

Net income (loss) for the year	(2,069)	(1,208)	(2,249)	(1,941)	(1,677)	(221)	(2,150)	(2,883)
Basic and fully diluted loss per share	(0.08)	(0.04)	(0.08)	(0.07)	(0.06)	(0.01)	(0.08)	(0.10)
Basic and diluted weighted average number of shares outstanding	24,639,351	27,646,025	28,440,355	28,480,522	28,555,335	28,555,716	28,536,427	28,569,238

Total Assets	40,248	62,268	59,815	54,988	55,371	56,102	51,828	49,818

Historically, the Company’s operating results have fluctuated on a quarterly basis and it is expected that quarterly financial results will continue to fluctuate in the future. Fluctuations in results relate to the growth in the Company’s revenue, and the project nature of the network installations of our end customers.  In addition, results may fluctuate as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives.